Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF

FOURTH QUARTER AND FULL YEAR 2025 RESULTS AND CONFERENCE CALL

Toronto (January 8, 2026) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle" or the "Company") today announced that it will release its fourth quarter and full year 2025 results on Thursday, February 12, 2026, after normal trading hours.

Fourth Quarter and Full Year 2025 Results Conference Call and Webcast

Agnico Eagle's senior management will host a conference call on Friday, February 13, 2026, at 11:00 AM (E.S.T.) to discuss the Company's financial and operating results.

Via Webcast:

To listen to the live webcast of the conference call, you may register on the Company website at www.agnicoeagle.com, or directly via the link here.

Via Phone:

To join the conference call by phone, please dial 437.900.0527 or toll-free 1.888.510.2154 to be entered into the call by an operator. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

To join the conference call without operator assistance, you may register your phone number here 30 minutes prior to the scheduled start of the call to receive an instant automated call back.

Replay Archive:

Please dial 289.819.1450 or toll-free 1.888.660.6345, access code 38514 #. The conference call replay will expire on March 13, 2026.

The webcast, along with presentation slides, will be archived for 180 days on the Company's website.

Agnico Eagle's quarterly operating results for 2026 are scheduled to be released as follows, after normal trading hours:

First Quarter – Thursday, April 30, 2026

Second Quarter – Wednesday, July 29, 2026

Third Quarter – Wednesday, October 28, 2026

Agnico Eagle's Annual General Meeting of Shareholders is scheduled to be held on Friday May 1, 2026, at 11:00 AM (E.S.T).

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada's largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. The Company is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

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